

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 8, 2018

John Fawcett
Chief Financial Officer
CIT Group Inc.
11 West 42nd Street
New York, New York 10036

      Re: **CIT Group Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2017
            Filed February 23, 2018
            File No. 001-31369

Dear Mr. Fawcett:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   /s/ Michael Volley

                   Michael Volley
                   Staff Accountant
                   Office of Financial Services